May 2, 2025

Barry Rubens
Chief Executive Officer
Elauwit Connection, Inc.
109 East 17th Street
Cheyenne, WY 82001

       Re: Elauwit Connection, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 7, 2025
           CIK No. 0002063863
Dear Barry Rubens:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please tell us why you checked the box indicating that you are conducting a continuous offering under Rule 415 when it appears that you are conducting a firm commitment offering.
2. Please revise to include a brief description of the representative's warrants. Refer to
       Item 501(b)(2) of Regulation S-K.
Risk Factors
Risks Related to this Offering and Ownership of our Securities, page 12

3. Please add a risk factor that discusses the exclusive forum provision in your certificate of incorporation.
 May 2, 2025
Page 2

We are an "emerging growth company," as defined in the JOBS Act..., page 13

4. Please clarify whether you intend to take advantage of the exemptions from disclosure requirements available to emerging growth companies.
Provisions in our certificate of incorporation and bylaws could discourage a change in control..., page 14

5. Please briefly describe the provisions in your certificate of incorporation and bylaws that could discourage a change in control.
Business
Executive Summary, page 28

6. Please disclose the source of your statement that "there are over 22.1 million units of
       U.S. multifamily housing." Also, please disclose the methodology by which you calculated your total addressable market and disclose any material assumptions and limitations underlying these calculations.
Customers, page 34

7. Please disclose the number of customers for the periods presented. To the extent your revenues are concentrated among a small group of customers please add risk factor disclosure in this regard.
Corporate Governance, page 41

8. Please disclose the members of the audit, compensation and nominating committees.
       Refer to Item 407(a) of Regulation S-K.
Executive and Director Compensation
Employment Agreements, page 44

9. Please file the consulting agreement with Mr. McDonough and the employment agreements with Messrs. Rubens and Jones or advise. Refer to Item 601(b)(10)(ii)(A)
       of Regulation S-K.
Motherlode, LLC Transactions, page 46

10. Please clarify how you owe $868,469 under the Promissory Note when it appears that the issuance of the Promissory Note was for $1.
Security Ownership of Certain Beneficial Owners and Management, page 49

11. Please revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities listed in the beneficial ownership table.
12. It appears that the column identifying the aggregate voting power does not accurately reflect the total voting power of your officers and directors when taking into account the 10 votes per share of the Class B common stock. Please revise.
 May 2, 2025
Page 3
Description of Securities
Common Stock, page 50

13. Please discuss the circumstances under applicable law and your charter under which the Class A and Class B common stock will vote together as a single class and as separate classes.
Underwriting
Lock-Up Agreements and Trading Restrictions, page 59

14. Please disclose the exceptions to the lock-up agreements with your directors, executive officers and principal shareholders.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-10

15. Please clarify whether you consider your wired/wireless service and hardware and internet services maintenance to be distinct performance obligations or whether you consider these combined services to be a distinct performance obligation and the factors you considered in making this determination. Refer to ASC 606-10-25-19 through 25-22. Please also clarify the contractual terms over which revenue is recognized for these services and any cancellation provisions.
16.    Please clarify how you determined that your network design and installation
       performance obligation is distinct and should not be combined with your wired/wireless service and hardware and internet maintenance. Tell us how you
       considered the factors in ASC 606-10-25-19 through 25-22. In your response, also clarify whether you sell these services separately or whether they could be provided by other entities. Please also clarify whether these services modify the functionality of the network or are integral to maintaining its utility.
17.    You disclose that you allocate the contract   s transaction price to
each performance
       obligation based on the standalone selling price, which is stipulated in the contract.
       Clarify how you considered the factors in ASC 606-10-32-31 through 32-35 in determining the standalone selling price. That is, clarify if you sell each of these services separately and standalone prices are based on directly observable prices when you sell these services separately, or clarify whether the standalone prices are estimated based on the guidance in ASC 606-10-25-34.
Note 3. Revenue and Deferred Revenue, page F-16

18. Clarify if your contracts with customers have any cancellation provisions. If so, please revise your disclosures accordingly and tell us how you considered whether it is appropriate to include such contracts in your remaining performance obligations.
       Refer to ASC 606-10-25-4.
 May 2, 2025
Page 4
General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology